EXHIBIT 12
                                                                      ----------



          FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - DECEMBER 12, 2003
          ------------------------------------------------------------


               BAYTEX ENERGY TRUST ANNOUNCES CLOSING OF FINANCING


Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the closing of the issue of 6,500,000 trust units at a price of $10.00 per trust unit for gross proceeds of $65,000,000, which includes the exercise in full of the underwriters' option to purchase an additional 1,000,000 trust units. This bought deal financing was arranged with an underwriting syndicate led by TD Securities Inc. and included BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Capital Markets, CIBC World Markets Inc., Peters & Co. Limited and Raymond James Ltd.

The net proceeds of this financing will be used to fund Baytex's capital expenditure and acquisition program. Baytex's 2004 capital expenditure budget has been set at approximately $100 million and is primarily directed towards development of the Trust's existing properties.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Baytex Energy Trust is ranked amongst the top five conventional oil and gas income trusts by production in Canada. Baytex is focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.


FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray Chan, President & C.E.O.                    Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.     Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca